FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                        For the month of May 2007
                               24 May, 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing Response to DTI Announcement released on 24 May, 2007







Response to DTI Announcement


"Sky notes today's announcement by the Secretary of State for Trade and Industry. We look forward to engaging with the Competition Commission as the ongoing regulatory process enters its next phase."


                                      End


Enquiries:

British Sky Broadcasting Group plc

Analysts/investors:
Andrew Griffith     020 7705 3118
Robert Kingston     020 7705 3726

Press:
Graham McWilliam    020 7705 3758
Stephen Gaynor      020 7705 3446


 SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 24 May, 2007                       By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary